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                                                                   EXHIBIT 4
                                [LOGO]


September 18, 1997


Stephen H. Willard
1420 Watergate South
Washington D.C. 20036

Dear Stephen:

We are pleased to offer you the position of Secretary to the Board of Fuisz Technologies Ltd. (herein "Company"). In this capacity, you will also be appointed to the position of Executive Vice President and General Counsel for Fuisz International Holdings Limited. This offer of employment is effective as of the date of this letter and valid pending your immediate acceptance.

If you accept this offer of employment, your employment will commence immediately and shall continue in full force and effect for a term of two (2) years. Your contract will be eligible for renewal annually, with a renewal term of two (2) years.

The salary for this position is $200,000.00 (two hundred thousand) per year to be paid twice monthly in twenty-four (24) installments throughout the year. You will be eligible for salary review after twelve (12) months of employment and salary increases will be predicated on individual performance and contributions and overall performance of the Company.

In addition to this annual gross salary, you will be entitled to participate in the Senior Executive Bonus and Option Programs operated by Fuisz Technologies Ltd. as these programs are defined from time to time by the Company's Board of Directors.

It will be recommended to the Board of Directors that you participate in the Stock Option Program and you will receive an option for 50,000 shares of the Company's common shares as a Non-statutory Option at the price of Fuisz Technologies Ltd. stock at the close of business on September 17, 1997. These options shall vest annually over a period of four (4) years.

You will be eligible for three (3) weeks vacation annually. Vacation duration will be modified periodically in accordance with the Company Vacation Policy.

The current medical and life insurance carrier for the Company is Allmerica Financial Life Insurance Company. You will be eligible to apply for inclusion in the plan three (3) consecutive months from start date and once you have completed and submitted all of the necessary paperwork for inclusion in the program. The insurance coverage is a shared cost. The company will pay eighty (80%) of the cost and you will be responsible for twenty (20%) percent of the cost. Your portion of the cost will be handled as a payroll deduction each month. The Company's medical insurance plan through Allmerica includes dental benefits and a fixed fee prescription plan.
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Stephen H. Willard
Page 2
September 18, 1997

Your place of work will be at the Company facilities in Chantilly, Virginia. The Company's normal hours of business are 8:30 a.m. to 5:00 p.m. Your position may require domestic and/or international travel.

Your employment at the Company is conditioned on your signing our standard Employee Confidentially Agreement which is enclosed herewith, and receipt of such signed Agreement by the Company.

Stephen, we are looking forward to having you join us as a member of the Fuisz Technologies team if this offer is acceptable.

Please confirm your acceptance of the terms and conditions of this offer letter by signing and dating one of the enclosed sets of originals and returning it to Annie Frimm, Director of Human Resources.


                                      Sincerely,




                                      /s/ Kenneth W. McVey

                                      Kenneth W. McVey
                                      President and CEO

Agreed and Accepted:





/s/ Stephen H. Willard
----------------------
Stephen H. Willard





September 18, 1997
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Date



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                                                                   EXHIBIT 4
                                  [LOGO]

                                                                July 1, 1998

Stephen H. Willard
Fuisz Technologies Ltd.
14555 Avion at Lakeside
Chantilly, Virginia 20151


Dear Stephen:

I refer to our employment agreement with you dated September 18, 1997 (the "Employment Agreement"). In consideration of your acceptance of your new responsibilities as General Counsel of Fuisz Technologies Ltd. and your continued employment with us, we hereby agree to the following modifications of the Employment Agreement between us:

1. The term of your employment under the Employment Agreement shall be extended until December 31, 2000.

2. Notwithstanding any other provision of the Employment Agreement or the Fuisz Technologies Ltd. 1994 Stock Option Plan (the "Option Plan"), the compensation due thereunder, and the options granted to you pursuant to the Option Plan, shall accelerate so that you shall have the right to such compensation and the exercise of such options which would, but for this provision, not yet be due or exercisable, immediately prior to any Change of Control that occurs during the term of the Employment Agreement. For purposes hereof, a "Change of Control" shall mean any of the following events: the direct or indirect beneficial ownership (within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and Regulation 13D-G thereunder) of 30% or more of the common equity securities of Fuisz is acquired or becomes held by any person or group of persons (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934), or the sale, mortgage, lease or other transfer in one or more transactions not in the ordinary course of the business of Fuisz Technologies Ltd. of assets or earnings constituting more than 50% of the assets or earning power of Fuisz Technologies Ltd. and its subsidiaries (taken as a whole) to any such person or group of persons.

I look forward to our continued working relationship.


Sincerely,




/s/ Kenneth W. McVey

Kenneth McVey
President and Chief Executive Officer